

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 1, 2015

<u>Via E-mail</u>
Maximilian Plattner
Oesterreichische Kontrollbank Aktiengesellschaft
Republic of Austria
Am Hof 4, A-1010
Vienna, Austria

Re: Oesterreichische Kontrollbank Aktiengesellschaft
Republic of Austria
Registration Statement under Schedule B
Filed September 8, 2015
File No. 333-206800

Form 18-K for the Fiscal Year Ended December 31, 2014
Filed May 8, 2015, as amended May 19, 2015 and July 21, 2015
File No. 333-134038

Dear Mr. Plattner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement under Schedule B</u>

<u>General</u>

1.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

Cover Page

2.   Please include the dollar amount of securities registered on the cover page of the
        registration statement.

Where You Can Find More Information, page 2

3.   Please provide the SEC file number for the Bank and the Republic's December 31, 2014
        annual report.

Annual Report on Form 18-K/A filed July 21, 2015

Exhibit D

General

4.   Please revise to discuss whether various significant events have had or are expected to
        have a material effect on the economy. For example purposes only, we note the migrant
        crisis, border restrictions, the dispute between Russia and Ukraine, China's and
        Switzerland's currency valuations, and China's economic slowdown.

5.   Please revise to include higher-quality graphics where appropriate. For example
        purposes only, we note the map of Austria on page 76 and the organizational chart on
        page 85.

Financial Statements, page 10

Introductory Note to Financial Statements, page 10

6.   We note that OeKB's financial statements were to be published in the "Weiner Zeitung"
        in June 2015. Please revise to provide the actual publishing date.

Auditor's Report, page 74

7.   We note that your disclosure on page 10 indicates that the 2013 and 2014 financial
        statements have been audited. We further note that the Audit Report only covers the year
        2014. Please consider revising to provide an Audit Report that includes the year 2013.

Energy, page 82

8.   To the extent material, please expand your disclosure of changes within the production
        and consumption of primary energy to address material changes. For example purposes

only, we note the decrease in domestic natural gas production in 2013 as compared to 2012, 2011 and 2010.

Indices of Foreign Trade, page 87

9.   We note your disclosure in the header for this table that "(2005=100)." We further note that the figures presented in the table for 2010 are set at 100. Please revise or advise.

Labor and Social Legislation, page 85

10.   Please disclose the percentage of total employment accounted for by sector of the economy.

11.   Please revise to include a discussion of pension reform and the impact of high subsidies and health care costs.

12.   Please include additional information on the employment rate with respect to age and gender.

Foreign Direct Investments, page 86

13.   We note your disclosure that the proportion of inward foreign direct investment accounted for by the "new" EU member states was only 3.1%. Please identify these EU member states.

14.   We note your disclosure that the amount of inward foreign direct investment in Austria increased by 8.8% in 2013 following a gain of 5.6% in 2012. Please revise to provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment by product groups and by geographic area.

Exports and Imports by Geographic Area, page 89

15.   Please include a footnote identifying the countries captured by the "All other countries" category.

Balance of Payments, page 89

16.   To the extent material, please revise to provide a narrative discussion of the reasons why Austrian firms reduced their direct investment abroad to the lowest amount since 2001.

17.   Please revise the table to include a note identifying examples of "other investments."

Banking System, page 92

18.   We note your discussion of the Hypo Alpe Adria wind-down on page 93 and your disclosure that the sale of the Southeastern European banking network is expected to close in mid-2015. Please revise to update.

19.   We note your disclosure that the number of credit institutions and branches and banking outlets decreased in 2014. To the extent material, please revise to include a discussion of the underlying factors influencing this reduction.

20.   To the extent material, please expand your discussion of the lawsuits filed by investors in response to the HETA moratorium, including an analysis of the expected impact on the banking system until a resolution plan is consummated.

Exposure to Peripheral European Countries and Easter Europe Regions and Countries, page 93

21.   We note your disclosure on page 94 that "Austrian banks, which in the aggregate compared to other countries' banks are the non-domestic banks most exposed to the Russian and Ukrainian markets, are exposed to increased risk of credit default in these markets resulting from the political tensions between Russia and Ukraine and the current international sanctions against Russia." Please give consideration to quantifying this exposure.

Public Debt, page 101

22.   Please provide the figures in the "Summary of Domestic and External Debt" and "Debt Service Requirements of Domestic Debt" sections without giving effect to currency swaps.

Guaranteed Debt, page 102

23.   We note you include two columns for 2013 figures. Please disclose guaranteed debt as of the most recent date.

General Government Gross Debt, page 102

24.   We note your disclosure that EU treaties require Member States "to keep their general government gross debt equal to or below (or on a sufficiently downward trend towards) 60% of GDP." We further note that the General Government Gross Debt Table shows that, although Austria's general government gross debt as a percentage of GDP is above this 60% requirement, prior to 2014 the data indicated a downward trend. Please revise to include 2014 data, or if not available, an explanation of the underlying factors

influencing the forecasted 3.6% increase for 2014. Please also revise to discuss the implications of having a general government gross debt of greater than 60% of GDP.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3758.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of International Corporate Finance

cc: Marc O. Plepelits, Esq.
Allen & Overy LLP
Via E-mail